

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2010

J. Kevin Blodgett
General Counsel and Executive Vice President, Administration
Dynegy Holdings, Inc.
1000 Louisiana
Suite 5800
Houston, Texas 77002

> **Re:** **Dynegy Holdings Inc.**
> **Registration Statement on Form S-4**
> **Filed June 30, 2010**
> **File No. 333-167884**

Dear Mr. Blodgett:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you issued $235M in 7.5% Senior Unsecured Notes due 2015 on December 1, 2009 as consideration for the assets you purchased from LS Power Partners, L.P. It appears that these Notes were initially issued to Adio Bond, LLC, an affiliate of LS Power Partners, L.P., in reliance upon an exemption from Section 5 registration, and that Adio Bond subsequently resold the Notes to Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc., along with various other qualified institutional buyers pursuant to Securities Act Rule 144A. We also note that you entered into a registration rights agreement with Adio Bond, LLC whereby you agreed to use your reasonable efforts to complete a registered exchange offer for the Notes in reliance upon the no-action letters issued to Exxon Capital Holdings Corporation and that the purchasers to whom you resold the Notes are entitled to the benefits of the registration rights agreement. Your transaction appears to differ from the Exxon Capital Holdings Corporation precedent in the following respects: 1) the circumstance under which you

issued the Notes was in connection with an asset purchase transaction and 2) the nature of the initial purchaser of the Notes is an entity that is not a broker-dealer. Given that the staff applies the Exxon Capital Holdings Corporation no-action letters narrowly, please provide us with your analysis as to why you believe it is appropriate for you to rely upon this precedent in light of the differences we have noted above.

Summary of the Exchange Offer, page 2

2. Please revise your disclosure here, and elsewhere in the filing, as appropriate, to clarify that you will issue the Exchange Notes promptly following the expiration of the offer, as opposed to after acceptance. Refer to Rule 14e-1(c).

The Exchange Offer, page 23

Expiration Time; Extensions; Amendments, page 24

3. We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Conditions, page 28

4. You state in this section that you will not be required to accept for exchange and may terminate or amend the exchange offer "before the acceptance of the Outstanding Notes." We believe that this disclosure may suggest that you may waive or assert conditions to the offer after the expiration of the offer because acceptance of the Notes could occur after the expiration of the offer. Please revise to make clear that all conditions to the offer, other than any involving governmental approval, must be satisfied or waived before the expiration of the offer.

5. We note that you may determine in your sole discretion whether the offer conditions have been satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mara Ransom, Legal Branch Chief at (202) 551-3264 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director